Exhibit 99.1

Pembina Pipeline Corporation Increases Capacity of Phase III Pipeline Expansion and Secures Additional Volumes

New volumes under contract support increasing capacity of Pembina's previously announced Phase III Expansion; new 16" diameter pipeline to be built

CALGARY, Sept. 10, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that due to strong customer demand, it plans to expand its previously announced Phase III pipeline expansions (the "Phase III Expansion") by constructing a new 16" diameter pipeline from Fox Creek, Alberta into Namao, Alberta and a new 12" diameter pipeline from Wapiti, Alberta into Kakwa, Alberta (the "Wapiti to Kakwa Pipeline").

The 16" diameter pipeline will span approximately 270 kilometres ("km") in length and be built in the same right-of-way as the proposed 24" diameter pipeline from Fox Creek to Namao. Pembina expects the two pipelines to initially have a combined capacity of 420,000 barrels per day ("bpd") and an ultimate capacity of over 680,000 bpd with the addition of midpoint pump stations. Since December 2013, Pembina has secured an additional 59,000 bpd under contract. With these commitments, total volumes under contract are approximately 289,000 bpd, or 69 percent of the initial combined capacity.

The proposed Wapiti to Kakwa Pipeline is intended to debottleneck a portion of Pembina's existing pipeline system. It will be approximately 70 km in length and is expected to have an initial capacity of approximately 95,000 bpd. This debottleneck will ultimately allow product to be delivered into the Company's core segment of the Phase III Expansion between Fox Creek and Namao. As part of this project, Pembina also plans to build two new pump stations. Subject to regulatory approval, Pembina expects the Wapiti to Kakwa Pipeline to be in-service in late-2016 to mid-2017, consistent with the timing of the initial expansion.

Combined, Pembina expects to incur additional capital expenditures for the additional 16" diameter pipeline and the Wapiti to Kakwa Pipeline of approximately $435 million, bringing total estimated capital for the Phase III Expansion to $2.44 billion.

"Pembina continues to see interest in the Phase III Expansion, as evidenced by these new volumes," said Paul Murphy, Pembina's Senior Vice President of Pipeline & Crude Oil Facilities. "We are in ongoing discussions with our customers to ensure their transportation needs are addressed as early on in the development of this expansion as possible. As a result of the pipelines approved today, we will be in a position to support their existing and future growth plans."

Mick Dilger, Pembina's President and Chief Executive Officer added, "With the 16" diameter pipeline, Pembina will have four pipelines in the Fox Creek to Namao corridor with an ultimate capacity of over 1,000,000 bpd. This will allow us to transport four distinct hydrocarbons - propane-plus, ethane-plus, condensate and crude oil - each in its own segregated pipeline. This is great for Pembina and for our customers as we will be able to realize operational efficiencies, such as minimizing or eliminating batch interface between the products and streamlining storage requirements. In addition, we will be able to provide a ratable flow of propane-plus and ethane-plus into industry fractionators, including our Redwater fractionator, which will help to optimize operations at these facilities."

Subject to regulatory approval, Pembina expects the 16" and 24" diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014.

Pembina will provide information updates during the development of these assets and, if approved, during implementation so that stakeholders, communities, Aboriginal communities and other groups or individuals with interests in the area are informed of the Company's activities. Pembina has a strong reputation for constructing and operating facilities which meet or exceed safety and environmental protection regulations and guidelines, and the Company is committed to responsible development throughout the life of these and all of its projects.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in service dates, and operations with respect to the Phase III Expansion and related infrastructure; expectations regarding future demand for transportation services; expectations regarding supply and demand factors; anticipated transportation strategies and services; and anticipated corporate efficiencies and synergies. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the Phase III Expansion or any of its related infrastructure; that Pembina will obtain required regulatory approvals on a timely basis; maintenance of operating margins; anticipated changes in interest rates, foreign currency exchange, inflation rates and commodity prices; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); the amount of future liabilities related to environmental incidents; additional throughput potential on additional connections and other initiatives on the Conventional Pipelines systems; expected Phase III Expansion and related infrastructure start-up and construction dates; and future financing capability and sources.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of material risk factors including, but not limited to: the regulatory environment and decisions, and the inability to obtain required regulatory approvals; the impact of competitive entities and pricing; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; unexpected increases in capital costs for the Phase III Expansion or related infrastructure; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates, inflation rates and commodity prices; lower than anticipated results of operations and accretion from Pembina's business initiatives; and the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

Image with caption: "Pembina Pipeline Corporation Increases Capacity of Phase III Pipeline Expansion and Secures Additional Volumes (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20140910_C8899_PHOTO_EN_42737.jpg

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment
& External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 16:25e 10-SEP-14